UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports an 8.3% increase in October 2019 passenger traffic

●	The Monterrey (+4.4%), Acapulco (+41.3%), and Ciudad Juárez (+16.8%) airports contributed most to traffic growth

Monterrey, Mexico, November 6, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 8.3% in October 2019, as compared to October 2018. Domestic traffic increased 8.2%, and international traffic increased 9.6%.

Total Passengers*
	Oct-2018	Oct-2019	Change %	Jan - Oct 2018	Jan - Oct 2019	Change %
Domestic	1,636,467	1,770,529	8.2	15,760,593	16,935,820	7.5
International	180,696	198,112	9.6	2,091,835	2,249,379	7.5
OMA Total	1,817,163	1,968,641	8.3	17,852,428	19,185,199	7.5
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During October 2019, domestic traffic increased in twelve of our airports, with the largest increases in:

●	Monterrey (+4.2%) as a result of increased traffic on the Cancún, Tijuana and Bajío routes.
●	Acapulco (+41.0%) benefitted from increased traffic on the Mexico City route.
●	Ciudad Juárez (+16.6%), due to increased traffic on the Mexico City and Bajío routes, and
●	Mazatlán (+25.3%) due to increased traffic on the Tijuana and Mexico City routes.

International traffic grew in ten of our airports in October, with the largest increases in Monterrey (+6.7%), as a result of increases in the number of passengers on the Las Vegas and Houston routes; and Durango (+80.6%), due to increased traffic on the Dallas route.

Of total passenger traffic, 99.3% was commercial, and 0.7% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

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Webpage http://ir.oma.aero

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Twitter http://twitter.com/OMAeropuertos

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Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated November 6, 2019